UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*
Nitro Software Ltd
(Name of Issuer)
Equity
(Title of Class of Securities)
Q68185109
(CUSIP Number)
December 30, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[x]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G
CUSIP
No.


1
Names of Reporting Persons

AustralianSuper Pty Ltd
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Australia
Number of
Shares
Beneficiall
y Owned by
Each
Reporting
Person
With:

5
  Sole Voting Power


  14,557,062 Equity

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

14,557,062 Equity
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)


12
Type of Reporting Person (See Instructions)

FI


Item 1.
(a)	Name of Issuer: Nitro Software Ltd
(b)	Address of Issuer?s Principal Executive Offices:

150 Spear St., STE 1850
San Francisco, CA 94105
Item 2.
(a)	Name of Person Filing:  AustralianSuper Pty Ltd
(b)	Address of Principal Business Office or, if None, Residence:
Level 30, 130 Lonsdale Street
Melbourne Victoria 3000
Australia
(c)	Citizenship:	Australia
(d)	Title and Class of Securities: Equity
(e)	CUSIP No.: Q68185109
Item 3. 	If this statement is filed pursuant to ss 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the
Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the
Act;
(d)	[_]	Investment company registered under Section 8 of the
Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-
1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of
the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of
an investment company under section 3(c)(14) of the
Investment Company Act of 1940;
(j)	[x]	A non-U.S. institution in accordance with Rule 240.13d-
1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J), please specify the type of
institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  14,557,062 Equity
 (b)	Percent of Class:  5.94%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 14,557,062
Equity
	(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of:0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following [].
Item 6.	Ownership of more than Five Percent on Behalf of Another
Person.  Not applicable
Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent holding company or control person. Not applicable

Item 8.	Identification and classification of members of the group.
Not applicable
Item 9.	Notice of Dissolution of Group. Not applicable
Item 10.	Certifications.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Signature:	Andrew Lazar
Name:		Andrew Lazar

Duly authorized under Power of Attorney effective as of 7 October
2019, by and on behalf of AustralianSuper Pty Ltd as trustee of AustralianSuper.*



POWER OF ATTORNEY
(UNITED STATES REGULATORY FILINGS)

The undersigned, AustralianSuper Pty Ltd, as trustee of AustralianSuper (the ?Fund?), does hereby make, constitute and appoint each of Janine Cooper and Andrew Lazar, acting severally, as its true and lawful attorneys-in-fact and agent to prepare and execute in its name and on its behalf any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing
(collectively, the ?documents?) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States governmental or regulatory authority, including, without limitation, Forms 3, 4, 5, 13D, 13F, 13G and 13H and any amendments to any of the foregoing as may be required to be filed with the U.S. Securities and Exchange
Commission, and deliver, furnish or file any such documents with the appropriate governmental, regulatory authority or other person, it being understood that determination by an attorney-in-fact named herein shall be conclusively evidenced by such person?s execution, delivery, furnishing or filing of the applicable document.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

This Power of Attorney shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Fund, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Fund or one of its affiliates.

The undersigned hereby revokes the power of attorney authorizing
Janine Cooper to prepare and
execute documents, signed on or around 15 February 2021

* * * * *

[remainder of the page left intentionally blank]

?
AUSTRALIANSUPER INVESTMENTS PTY LTD AS TRUSTEE OF AUSTRALIANSUPER

Signed for AustralianSuper Pty Ltd as trustee of AustralianSuper by its undersigned attorneys who have not received any notice of revocation of the Power of Attorney dated 7 October 2019 as amended from time to time:

Attorney Signature Attorney Signature
Peter Curtis Marilyn Mather

Print Name Print Name
03/03/2022 03/03/2022
Date Date





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